SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 11, 2009.

1. DATE, TIME AND PLACE: November 11, 2009, at 10:00 a.m., at Av. Roque Petroni Junior, 1464, 6º andar, lado B, Board of Directors’ Meeting Room, Morumbi, São Paulo/SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. CALLING: Waived, due to the attendance of all the Directors

4. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum pursuant to the Company’s Bylaws.

5. AGENDA AND RESOLUTION:

5.1. analyze and pass a resolution on the change of the corporate object of the Company: the Directors became aware of the Executive Committee’s proposal for change of the corporate object of the Company in order to include therein the exploitation of telecommunication services, in conformity with the concessions, authorizations and permits granted to the Company, as transcribed below, due to the need of including in the corporate object the activities that shall be carried out by the Company after the merger of Telemig Celular S.A. (“TC”), for purposes of obtaining the necessary regulatory approval, as disclosed in the Relevant Fact dated October 08, 2009. Therefore, by unanimous vote, the directors decided to submit the matter of amendment to article 2 of the Company’s Bylaws to the special shareholders’ meeting for approval, which article shall hereinafter read as follows:

(...)

Article 2. The corporate object of the Company shall be as follows:

I.

exercising control over companies engaged in the exploitation of mobile cellular telephone service, mobile personal service and other kinds of telecommunication services in general, in conformity with the concessions, authorizations and permits granted thereto;

II.

exploitation of services and activities necessary or useful for the performance of these services, in conformity with the concessions, authorizations and permits granted thereto, including:

a) project, performance, implementation, marketing, operation, maintenance and exploitation of cellular mobile telephone services, other telecommunication services and related services;

b) rendering of telecommunication engineering services; and

c) import, export and marketing of goods, equipment, handsets and accessories related to cellular mobile telephony and to other telecommunication and related services;

III.

carrying out, by means of subsidiary or affiliated companies, the expansion and implementation of telecommunication services, in the respective areas of the concessions, authorizations and permits granted thereto;

IV.	promoting, procuring or instructing raising of domestic and foreign funds to be used by the Company or its subsidiaries;

V.	promoting and stimulating study and research activities with a view to develop the telecommunications industry;

VI.	performing, by means of subsidiary or affiliated companies, specialized technical services related to the telecommunications industry;

VII.	promoting, stimulating, carrying out and coordinating, by means of its subsidiary or affiliated companies, the formation and training of the necessary staff for the telecommunications industry ;

VIII.	carrying out or promoting imports of goods and services for its subsidiary and affiliated companies;

IX.	exercising other activities similar or related to its corporate object;

X. XI.	holding interest in the capital stock of other companies; and marketing equipment and materials as may be necessary or useful for the exploitation of telecommunication services.

(...)

5.2.      authorize the calling of a special shareholders’ meeting in order to submit the above referred amendment, as well as the restatement of the Company’s Bylaws, for their approval.

The drawing-up of these minutes in summary form was approved in conformity with the terms of art. 130, §1 of Law no. 6404/76. Since there was no other business to be transacted, the meeting was adjourned for time necessary for drawing-up these minutes, and upon being reopened these minutes were read, approved and signed by the Directors and by the Secretary, and following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López - Chairman of the Board of Directors; Shakhaf Wine - Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Felix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on November 11, 2009, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.